Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR, email & FedEx

July 1, 2016

Alberto H. Zapata, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 15
File No. 333-170897

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on June 30, 2016.  The amendment consists of two supplements to the May 1, 2016 prospectus. The full prospectus and the Statement of Additional Information have been incorporated by reference to a previous post-effective filing.

As the transmittal letter states, this is a “template” filing.  A copy of the request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 is attached.

The Template Filing will introduce i4LIFE® Advantage Guaranteed Income Benefit (version 5) rider, which will be available for new elections on or after August 29, 2016, and for existing contract owners beginning October 3, 2016. This version of the Guaranteed Income Benefit differs from the prior version in the following ways:

1.	The age bands and percentages used to calculate the initial amount of the Guaranteed Income Benefit (“GIB”) will be different than the age bands and percentages used in previous versions of the rider;
2.	The GIB percentages by age will be declared on a periodic basis and will be made available by prospectus supplement;
3.	The initial charge for GIB (version 5) will be 1.35% (single life), 1.55% (joint life) (as a daily percentage of average account value);
4.	Contract owners who elect this rider will be subject to a different set of Investment Requirements;
5.	The minimum Access Period required for GIB (version 5) will be the longer of 20 years or the difference between the contractowner’s age (nearest birthday) and age 90;

An assumed interest rate of 3% will be required.

The template filing will allow similar disclosure to be reflected in additional products offered by The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York, outlined in the July 1, 2016 template request letter addressed to Mr. Kotapish.

Please contact me at (860) 466-1222 with any questions or comments, and thank you for your assistance.

Sincerely,
Scott C. Durocher

Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR, email & FedEx

July 1, 2016

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:       The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“LNL”) and Lincoln Life & Annuity Company of New York (together with LNL, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.

LNL filed, on June 30, 2016, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln Life Variable Annuity Account N, File No. 333-170897 (the “Template Filing”).

In connection with this request, the Companies confirm that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; each Replicate Filing will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•
Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	No Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing will introduce i4LIFE® Advantage Guaranteed Income Benefit (version 5) rider, which will be available for new elections on or after August 29, 2016, and for existing contract owners beginning October 3, 2016. This version of the Guaranteed Income Benefit differs from the prior version in the following ways:

1.	The age bands and percentages used to calculate the initial amount of the Guaranteed Income Benefit (“GIB”) will be different than the age bands and percentages used in previous versions of the rider;
2.	The GIB percentages by age will be declared on a periodic basis and will be made available by prospectus supplement;
3.	The initial charge for GIB (version 5) will be 1.35% (single life), 1.55% (joint life) (as a daily percentage of average account value);
4.	Contract owners who elect this rider will be subject to a different set of Investment Requirements;
5.	The minimum Access Period required for GIB (version 5) will be the longer of 20 years or the difference between the contractowner’s age (nearest birthday) and age 90;
6.	An assumed interest rate of 3% will be required.

The only difference between the Template Filing and the Replicate Filings is that the fund options available under the Investment Requirements may vary between the different product variations.

The Companies propose to add the above disclosure to the next amendment to the following Replicate Filings:

Lincoln National Variable Annuity Account E
•	File No. 033-26032
Lincoln National Variable Annuity Account H
•	File No. 333-18419
•	File No. 033-27783
•	File No. 333-35780
•	File No. 333-35784
•	File No. 333-61592
•	File No. 333-63505
•	File No. 333-135219
•	File No. 333-170695
•	File No. 333-175888
•	File No. 333-181615
Lincoln Life Variable Annuity Account N
• File No. 333-36316
• File No. 333-36304
• File No. 333-40937
• File No. 333-61554
• File No. 333-135039
• File No. 333-138190
• File No. 333-149434
• File No. 333-170529
• File No. 333-170897
• File No. 333-174367
• File No. 333-181612
• File No. 333-186894
Lincoln Life & Annuity Variable Annuity Account H
•	File No. 333-141754
•	File No. 333-141756
•	File No. 333-141758
•	File No. 333-141761
•	File No. 333-141763
•	File No. 333-141766
•	File No. 333-171097
•	File No. 333-176216
•	File No. 333-181617
Lincoln New York Account N for Variable Annuities
•	File No. 333-141752
•	File No. 333-141757
•	File No. 333-141759
•	File No. 333-141760
•	File No. 333-141762
•	File No. 333-145531
•	File No. 333-149449
•	File No. 333-171096
•	File No. 333-176213
•	File No. 333-181616
•	File No. 333-186895
*    *    *

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (603) 229-6140.  Thank you for your assistance with and attention to this matter.

Sincerely,
Scott C. Durocher

cc:           Alberto Zapata, Esq.